

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 1, 2008

By U.S. Mail and Facsimile

Mr. Jeffrey L. Keefer
Chief Financial Officer
E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

> **Re: E.I. du Pont de Nemours and Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Definitive Proxy Statement on Schedule 14A filed March 20, 2008**
> **File No. 001-00815**

Dear Mr. Keefer:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Risk Factors, page 7

1.   We note these statements: "However, the risks and uncertainties the company faces are not limited to those discussed below. Additional risks and uncertainties not presently known to the company or that the company currently believes to be immaterial also could affect its businesses." Since DuPont is required to disclose all risks that it believes are material, remove from future filings this language. Note that if DuPont wishes to use cautionary language, the appropriate section for

cautionary language is a forward-looking statements section and not the risk factors section.

Exhibit Index

2.   Include in future filings an exhibit index immediately before the exhibits filed with the Form 10-K as required by Rule 102(d) of Regulation S-T.

Definitive Proxy Statement on Schedule 14A filed March 20, 2008

Election of Directors, page 15

3.   Describe briefly in future filings the business experience during the past five years of each nominee. Other than the year in which a nominee became a director, the disclosure as drafted does not indicate when any of the listed business experience began or ended. See Item 401(e)(1) of Regulation S-K.

Annual Short-Term Incentives, page 23; STIP Changes for 2008, page 24

4.   We note your disclosure that individual performance is weighted as "N/A" but appears to take into account certain qualitative assessments. In future filings, please clearly explain how individual performance impacts your compensation decisions. Provide specific examples, if material.

5.   Disclosures indicate that the measure of earnings per share or EPS used for calculation of STIP awards excludes significant items. Specify in future filings the significant items excluded from the measure of EPS.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Lesli L. Sheppard, Special Counsel, at (202) 551-3708 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant